Exhibit 99.5

NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR DISSEMINATION IN THE UNITED STATES

BESPOKE CAPITAL ACQUISITION CORP.

FILES PRELIMINARY PROSPECTUS FOR U.S.$350,000,000 INITIAL PUBLIC OFFERING

•	Will seek to pursue a qualifying acquisition to form a leading vertically integrated international cannabis company

•	Intends to pursue a “land to brand” strategy

•	Led by an experienced management team and board of directors

Toronto, Ontario – July 17, 2019 – Bespoke Capital Acquisition Corp. (“BCAC”) has filed a preliminary prospectus for an initial public offering (the “Offering”) as a newly-organized special purpose acquisition corporation formed for the purpose of effecting an acquisition of one or more businesses within a specified period of time.

BCAC intends to focus its search for target businesses in the cannabis industry; however, it is not limited to a particular industry or geographic region for purposes of completing its qualifying acquisition. BCAC intends to identify and execute on a qualifying acquisition by leveraging its network to find attractive investment opportunities. It will seek to acquire several complementary companies as part of its qualifying acquisition to form a leading vertically integrated international cannabis company, with a "land to brand" strategy and global reach.

The BCAC management team and board of directors include:

•	Paul Walsh – Executive Chairman

o	Former Chief Executive Officer at Diageo plc and Lead Operating Partner of Bespoke Capital Partners LLC (“Bespoke”);

•	Peter Caldini – Chief Executive Officer and Director

o	Former Regional President of Pfizer Consumer Health North America;

•	Maja Spalevic – Chief Financial Officer

o	Chief Financial Officer of Bespoke;

•	Ian Starkey – Director

o	Board Member of DAC Beachcroft LLP and former Partner at KPMG UK LLP;

•	Robert L. Berner III – Director

o	Founder and Joint Managing Partner at Bespoke and Former Partner at CVC Capital Partners;

•	Mark W.B. Harms – Director

o	Founder and Joint Managing Partner at Bespoke and Chairman and Chief Executive Officer of Global Leisure Partners LLP; and

•	Candice Koederitz – Director

o	Former Managing Director at Morgan Stanley.

The preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada other than Québec. The Offering is for class A restricted voting units of BCAC (the “Class A Restricted Voting Units”) at an offering price of U.S.$10.00 per Class A Restricted Voting Unit, the aggregate proceeds of which will be placed in escrow pending completion of a qualifying acquisition by BCAC and will only be released upon certain prescribed conditions. Each Class A Restricted Voting Unit is comprised of a class A restricted voting share of BCAC (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant of BCAC (a “Warrant”). Each whole Warrant will entitle the holder to purchase one Class A Restricted Voting Share for a purchase price of U.S.$11.50, commencing sixty-five (65) days after the completion of the qualifying acquisition and will expire on the day that is five years after the closing date of the qualifying acquisition or earlier.

The Offering is being distributed by Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc. (the “Underwriters”).

BCAC has granted the Underwriters a non-transferable over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 5,250,000 Class A Restricted Voting Units on the same terms and conditions, exercisable in whole or in part, by the Underwriters up to 30 days following closing of the Offering. If the Over-Allotment Option is exercised in full, the gross proceeds of the Offering would be U.S.$402,500,000.

Prior to the qualifying acquisition, the Class A Restricted Voting Shares may only be redeemed upon certain events. Class A Restricted Voting Shares will be redeemable for a pro-rata portion of the amount then held in the escrow account, net of taxes payable and other prescribed amounts.

The sponsor of BCAC is Bespoke Sponsor Capital LP (the “Sponsor”). The Sponsor is indirectly controlled by Bespoke, a private equity firm founded by certain of our directors. The Sponsor intends to purchase 12,000,000 share purchase warrants (“Founder’s Warrants”) at an offering price of U.S.$1.00 per Founder’s Warrant (for an aggregate purchase price of U.S.$12,000,000) and 10,062,500 class B shares of BCAC (“Founder’s Shares”) for an aggregate price of U.S.$25,000, or approximately U.S.$ 0.0025 per Founder’s Share (or U.S.$0.0029 per Founder’s Share if the Over-Allotment Option is not exercised) concurrently with the closing of the Offering. Up to a maximum of 1,312,000 of the aggregate 10,062,500 Founder’s Shares being purchased by the Sponsor prior to closing shall be relinquished by the Sponsor without compensation depending on the extent to which the Over-Allotment Option is exercised.

Blake, Cassels & Graydon LLP is acting as legal counsel to BCAC and the Sponsor. Goodmans LLP is acting as legal counsel to the Underwriters.

A preliminary prospectus containing important information relating to these securities has been filed with securities commissions or similar authorities in each of the provinces and territories of Canada other than Quebec. The preliminary prospectus is still subject to completion or amendment. Copies of the preliminary prospectus may be obtained from the underwriter listed above. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued.

The preliminary prospectus has not yet become final for the purpose of a distribution of securities to the public. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale or acceptance of an offer to buy these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the time a receipt for the final prospectus or other authorization is obtained from the securities commission or similar authority in such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933. Copies of the preliminary prospectus will be available on SEDAR at www.sedar.com.

Completion of the Offering is subject to the receipt of customary approvals, including regulatory approvals.

About Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. is a newly organized special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, a qualifying acquisition within a specified period of time.

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects the Sponsor’s and BCAC’s current expectations regarding future events. Forward looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Sponsor’s or BCAC’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward looking information. Such risks and uncertainties include, but are not limited to, failure to complete the Offering, intentions related to BCAC’s qualifying acquisition and related transactions, and the factors discussed under “Risk Factors” in the preliminary prospectus of BCAC dated July 17, 2019. Neither the Sponsor nor BCAC undertake any obligation to update such forward looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bespoke Capital Acquisition Corp.

Mark Harms

Director

information@bespokecp.com